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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.___)*


                        Brooks Fiber Properties, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Voting Common Stock, $ .01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 114 399 108
                           ----------------------------
                                (CUSIP Number)


Richard Postma                                      800 Calder Plaza Building
Miller, Johnson, Snell & Cummiskey, P.L.C.          Grand Rapids, MI  49503
                                                         (616) 831-1700
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               October 28, 1996
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP NO. 114 399 108                           PAGE   1   OF         PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald H. VanderPol
       ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


              00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            2,056,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,056,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,056,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Voting Common Stock, $.01 Par Value of Brooks Fiber Properties, Inc. The address of the issuer's principal executive offices is:

          Brooks Fiber Properties, Inc.
          425 Woods Mill Road South, Suite 300
          Town & Country, Missouri 63017

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Ronald H. VanderPol.
     (b) 7228 Kenowa Avenue, Byron Center, Michigan 49315.
     (c) Chairman of the Board of Directors of U.S. Xchange, L.L.C., 2855 Oak Industrial Drive, N.E., Grand Rapids, Michigan 49506. U.S. Xchange, L.L.C. is a competitive local exchange company.
     (d) No.
     (e) No.
     (f) Citizenship:  U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. VanderPol purchased 40,000 shares of voting common stock of Brooks Fiber Properties, Inc. ("Brooks") in an open market transaction and received 2,240,000 shares of Brooks voting common stock upon the merger of City Signal, Inc., a Michigan corporation formerly owned by Mr. VanderPol, with Brooks. The parties to the merger valued City Signal, Inc. at $28,000,000. A total of 224,000 shares of voting common stock were gifted to the National Christian Charitable Foundation ("NCCF") and included by NCCF in the initial public offering by Brooks. The balance of 2,016,000 shares of voting common stock were mistakenly issued by Brooks to NCCF. Mr. VanderPol did not intend to make a charitable contribution at the time that the 2,016,000 shares were mistakenly issued to NCCF and thus lacked donative intent. Brooks subsequently issued certificates to Mr. VanderPol, dated October 28, 1996, for a total of 1,539,088 shares (certificate received on October 31, 1996), 47,355 shares (certificate received on November 6, 1996) and 317,557 shares which were transferred to Mr. VanderPol's private foundation, Rushing Wind, Ltd., a Michigan corporation, by bona fide gift (certificate received on November 6, 1996). The balance of 112,000 shares, which were held in escrow pursuant to the terms of the merger transaction described above, have not yet been received by Mr. VanderPol.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. VanderPol acquired the shares of the Issuer for investment purposes.




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           (a)  Mr. VanderPol does not have any present intention
                to acquire any additional shares of Brooks. Mr. VanderPol does intend to include the 317,557 shares currently held by Rushing Wind, Ltd. in a future public offering planned by Brooks, and he may sell other shares subject to restrictions on his ability to sell the Brooks shares. Under an Option Agreement between Brooks and Ronald H. VanderPol, dated January 31, 1996, Mr. VanderPol has the right to require Brooks to repurchase all or any of the shares issued to him pursuant to the merger for $12.50 per share on or before January 31, 1997 or the completion of certain offerings by Brooks, whichever occurs first. A copy of the Option Agreement is attached as an Exhibit.
            (b) None.
            (c) None.
            (d) None.
            (e) None.
            (f) None.
            (g) None.
            (h) None.
            (i) None.
            (j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The 2,056,000 shares of Brooks voting common
                stock, par value $.01 currently owned by Mr. VanderPol and his private foundation, represent 7.2% of the voting common shares of Brooks issued and outstanding as of October 28, 1996, the date on the share certificates.
            (b) Mr. VanderPol has sole voting power and sole
                dispositive power over all 2,056,000 shares.
            (c) See the response to Item 3, above.
            (d) Not applicable.
            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the description of Mr. VanderPol's put option described in Item 4(a) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

See the attached copy of the Option Agreement between Brooks Fiber Properties, Inc. and Ronald H. VanderPol, dated January 31, 1996.


                                      2

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 14, 1996                         Ronald H. VanderPol
------------------                        ----------------------------------
Date                                      Name/Title



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                      3
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                                EXHIBIT INDEX



                                                             SEQUENTIALLY
 EXHIBIT                                                       NUMBERED
 NUMBER                          DESCRIPTION                     PAGE
 ------                          -----------                 ------------
  99                             Option Agreement